UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: February 6, 2026

Commission File Number: 001-39307

Legend Biotech Corporation

(Exact Name of Registrant as Specified in its Charter)

2101 Cottontail Lane

Somerset, New Jersey 08873

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Legend Biotech Appoints Gareth Kung to its Board of Directors

On February 2, 2026, the board of directors (the “Board”) of Legend Biotech Corporation (“Legend Biotech”) appointed Gareth Kung to the Board, effective as of February 2, 2026 (the “Effective Date”). Mr. Kung will serve as a Class II director, with an initial term until Legend Biotech’s 2028 annual general meeting of shareholders. Mr. Kung is also replacing Tomas Heyman as the chair of Audit Committee of the Board, effective as of the Effective Date.

Gareth Kung serves as Senior Advisor at Wuhan Xinxin Semiconductor Manufacturing Co Ltd, a leading semiconductor manufacturing company in China since August 2024. From 2020 to July 2024, he served as Chief Financial Officer of Alpha Power Solutions Limited. From 2017 to 2020, he was the Global Chief Financial Officer of VXI Global Solutions LLC, a global provider of outsourced CRM and IT services controlled by Carlyle, a global private equity firm. From 2012 to 2017, Mr. Kung served in various leadership roles, including Group Chief Financial Officer, Executive Vice President of Finance and Strategic Business Development as well as Company Secretary at Semiconductor Manufacturing International Corporation, the leading semiconductor foundry in China listed on HKSE and NYSE. From 2009 to 2011, Mr. Kung was Chief Financial Officer of Hanwha SolarOne Co Ltd, a US listed company and a top solar photovoltaic module manufacturer backed by Good Energies, a European private equity firm. Mr. Kung is a Certified Public Accountant (Hong Kong), Chartered Accountant (England & Wales), Chartered Accountant (Singapore) and Chartered Financial Analyst (United States). He received a bachelor’s degree in accountancy from National University of Singapore and MBA from University of Western Ontario in Canada.

On the Effective Date, in accordance with Legend Biotech’s non-employee director compensation policy, Mr. Kung will be granted a restricted share unit award for a number of shares equivalent to $270,000 divided by one half of the closing price of Legend Biotech’s ADS on the date of grant, which will be granted pursuant to, and will otherwise be subject to the terms and conditions of Legend Biotech's Restricted Share Unit Incentive Plan (the "RSU Plan") and Legend Biotech's form of Restricted Share Unit Agreement, with vesting over a period of three years as follows: (i) one-third of the total shares will vest on the first anniversary of the grant date and (ii) one-twelfth of the total shares shall vest quarterly thereafter over the remaining two years of the vesting period, subject to Mr. Kung’s continued service to Legend Biotech through each applicable vesting date. Additionally, Mr. Kung will be entitled to receive an annual cash retainers of $75,000 for serving on the Board and $25,000 for serving as chair of the Audit Committee. Mr. Kung will also enter into Legend Biotech’s standard form of indemnification agreement, the form of which is filed as Exhibit 10.2 to the Company’s Registration Statement on Form S-3 (File No. 333-238232) filed with the Securities and Exchange Commission on May 29, 2020.

There are no arrangements or understandings between Mr. Kung and any other persons pursuant to which Mr. Kung was appointed as a director. There are no related-party transactions in which Mr. Kung has an interest requiring disclosure.

This report on Form 6-K shall be deemed to be incorporated by reference in the registration statements of Legend Biotech on Form F-3 (Nos. 333-278050, 333-257625, and 333-272222) and Form S-8 (No. 333-239478 and 333-283217), to the extent not superseded by documents or reports subsequently filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGEND BIOTECH CORPORATION

Date: February 6, 2026	By:	/s/ Ying Huang
	Name:	Ying Huang, Ph.D.
	Title:	Chief Executive Officer